UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 41)

SilverBow Resources Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

82836G102

(CUSIP Number)

Melissa Franzen

Riposte Capital LLC

888 Seventh Avenue, 4th Floor

New York, NY 10106

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 28, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

[1]	The Amendment No. 3 to Schedule 13D/A filed with the SEC on September 28, 2023, was erroneously marked as Amendment No. 4.

SCHEDULE 13D

CUSIP No. 82836G102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Riposte Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,700,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,700,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,700,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7% (1)
14	TYPE OF REPORTING PERSON (See Instructions) IA

(1)

Based on 25,429,610 Shares of the Issuer outstanding as of October 27, 2023, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2023, that was filed by the Issuer with the Securities and Exchange Commission on November 2, 2023.

SCHEDULE 13D

CUSIP No. 82836G102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Riposte Global Opportunity Master Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,700,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,700,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,700,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%(1)
14	TYPE OF REPORTING PERSON (See Instructions) PN

(1)

Based on 25,429,610 Shares of the Issuer outstanding as of October 27, 2023, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2023, that was filed by the Issuer with the Securities and Exchange Commission on November 2, 2023.

SCHEDULE 13D

CUSIP No. 82836G102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Riposte GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,700,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,700,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,700,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%(1)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)

Based on 25,429,610 Shares of the Issuer outstanding as of October 27, 2023, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2023, that was filed by the Issuer with the Securities and Exchange Commission on November 2, 2023.

SCHEDULE 13D

CUSIP No. 82836G102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Khaled Beydoun
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UK

Number of Shares Beneficially Owned by Each Reporting Person With:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,700,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,700,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,700,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%(1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)

Based on 25,429,610 Shares of the Issuer outstanding as of October 27, 2023, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2023, that was filed by the Issuer with the Securities and Exchange Commission on November 2, 2023.

Item 1. Security and Issuer

This Amendment No. 4 to Schedule 13D (this “Schedule 13D”), amends and supplements the beneficial ownership statement on Schedule 13D filed with the Securities and Exchange Commission on June 14, 2023 (the “Original Statement”), as amended on June 23, 2023, September 15, 2023 and September 27, 2023, as it relates to common shares of beneficial interest, par value $0.01 per share (the “Shares”), of SilverBow Resources, Inc. (the “Issuer”), a Delaware incorporated company. The address of the principal executive offices of the Issuer is 920 Memorial City Way, Suite 850, Houston, Texas 77204. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 2. Identity and Background

Item 2 is hereby amended and restated in its entirety as follows:

“(a) This Schedule 13D is jointly filed by and on behalf of each of Riposte Capital LLC, a Delaware limited liability company (“Riposte”), Riposte GP, LLC, a Delaware limited liability company (the “General Partner”), Riposte Global Opportunity Master Fund, LP, a Cayman Islands exempted limited partnership (the “Fund”) and Khaled Beydoun (collectively referred to herein as the “Reporting Persons”). The Reporting Persons are filing this Schedule 13D jointly, and the agreement among the Reporting Persons to file jointly is attached to the Original Statement as Exhibit A in Item 7 and reattached as Exhibit 99.1 hereto and incorporated herein by reference (the “Joint Filing Agreement”). The Fund is the record and direct beneficial owner of the securities covered by this statement. Riposte is the investment manager to the Fund. The General Partner is the general partner of the Fund. Mr. Beydoun is the managing member of Riposte and the General Partner.

Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this Schedule 13D.

(b) The business address of each of the Reporting Persons is 888 Seventh Avenue, 4th Floor, New York, NY, 10106.

(c) The principal business of the Fund is acquiring, holding and selling securities for investment purposes. The principal business of the General Partner is serving as the general partner of the Fund. The principal business of Riposte is serving as the investment manager to the Fund. The present principal occupation of Mr. Beydoun is serving as managing member of Riposte and the General Partner.

(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Riposte and the General Partner are organized under the laws of the state of Delaware. The Fund is organized under the laws of the Cayman Islands. Mr. Beydoun is a citizen of the United Kingdom and a US Permanent Resident.”

Item 3. Source and Amount of Funds or other Consideration

Item 3 is hereby amended and supplemented as follows:

“In open market purchases between October 2, 2023, and November 29, 2023, the Reporting Persons expended an aggregate of approximately
$7,656,833.82 (excluding commissions) to acquire 230,000 Shares of the Issuer in various open market transactions. The funds used for the purchase of Shares of the Issuer reported in this Schedule 13D were derived from general working capital of the Fund.”

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

“On November 30, 2023, the Reporting Persons sent a letter to the Issuer (the “November Letter”) reiterating concerns included in the letter sent to the Issuer by the Reporting Persons on June 13, 2023 (attached hereto as Exhibit 99.2). The November Letter described recent developments with respect to the Issuer’s acquisitions and the Reporting Persons’ resulting beliefs that the Issuer’s board of directors is pursuing a destructive strategy that is harmful to shareholders.

A copy of the November Letter is included in the press release issued with respect thereto, which is attached as Exhibit 99.4, and is incorporated herein by reference in its entirety.”

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

“(a) The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is stated in Items 11 and 13 on the cover page(s) hereto.

Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this Schedule 13D.

Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

(b)	Number of shares as to which each Reporting Person has:

(i)	sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.

(ii)	shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii)	sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv)	shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.

The Fund is the record and direct beneficial owner of the securities covered by this Schedule 13D. The Fund has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Shares owned by it.

Riposte is the investment manager of, and may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) any Shares beneficially owned by the Fund. The General Partner is the general partner of, and may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) any Shares beneficially owned by the Fund. Neither Riposte nor the General Partner owns any Shares directly and they each disclaim beneficial ownership of any Shares held by the Fund.

Mr. Beydoun is the managing member of, and may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) any Shares beneficially owned by, each of Riposte and the General Partner. Mr. Beydoun does not own any Shares directly and disclaims beneficial ownership of any securities beneficially owned by either Riposte or the General Partner.

As of the time of filing, no Reporting Person owns any Shares of the Issuer other than as set forth in this Item 5.

(c) Other than as set forth on Schedule A hereto, there have been no transactions in the class of securities reported on that were effected by the Reporting Persons during the past sixty days or since the most recent filing of Schedule 13D, whichever is less.

(d) Not Applicable.

(e) Not Applicable”

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented as follows:

“The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference into this Item 6.”

Item 7. Material to be Filed as Exhibits

Item 7 is hereby amended and restated in its entirety as follows:

“The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement (formerly included as part of Item 7 to the Schedule 13D filed on June 14, 2023, by the Reporting Persons with the U.S. Securities and Exchange Commission and reattached hereto).

99.2	Letter to the Issuer (incorporated by reference to Exhibit 2 to the Schedule 13D filed on June 14, 2023, by the Reporting Persons with the U.S. Securities and Exchange Commission).

99.3	Press Release, dated May 16, 2023 (incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed on May 16, 2023, by the Issuer with the U.S. Securities and Exchange Commission).

99.4	Press Release, dated November 30, 2023 (attached hereto).”

Signature

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated: November 30, 2023

Riposte Capital LLC

By:	/s/ Khaled Beydoun
Name: Khaled Beydoun
Title: Managing Member

Riposte Global Opportunity Master Fund, LP

By:	/s/ Khaled Beydoun
Name: Khaled Beydoun
Title: Authorized Signatory

Riposte GP, LLC

By:	/s/ Khaled Beydoun
Name: Khaled Beydoun
Title: Authorized Signatory

Khaled Beydoun

By:	/s/ Khaled Beydoun
Name: Khaled Beydoun
Title: Individually

The statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

SCHEDULE A

This Schedule A sets forth information with respect to each purchase and sale of Shares which was effectuated by a Reporting Person during the past sixty days. Unless otherwise indicated, all transactions were effectuated by Riposte Global Opportunity Master Fund, LP in the open market through a broker.

Trade Date	Shares Acquired	Price Per Share
10/2/2023	5,000	$33.9213
10/11/2023	5,000	$33.103
10/24/2023	10,000	$34.5359
10/30/2023	10,000	$33.5965
10/30/2023	10,000	$33.1686
10/31/2023	5,000	$34.0787
10/31/2023	28,839	$34.0618
10/31/2023	11,161	$33.9835
10/31/2023	25,000	$33.8173
11/3/2023	3,955	$36.3786
11/3/2023	6,045	$35.7758
11/6/2023	5,000	$35.2049
11/6/2023	10,000	$34.9709
11/6/2023	5,000	$34.3495
11/7/2023	10,000	$32.6552
11/7/2023	2,000	$32.6065
11/7/2023	8,000	$32.5878
11/8/2023	5,000	$32.6507
11/10/2023	5,000	$32.3136
11/13/2023	5,000	$31.844
11/16/2023	5,000	$30.6976
11/27/2023	2,500	$31.6499
11/28/2023	10,000	$31.6609
11/28/2023	5,000	$31.6174
11/28/2023	2,500	$31.5672
11/29/2023	5,000	$31.6376
11/29/2023	5,000	$31.6463
11/29/2023	5,000	$31.7079
11/29/2023	15,000	$31.7307